April 27, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brinker Capital Destinations Trust (“Trust”)

SEC File No. 811-23207

Ladies and Gentlemen:

On behalf of the Trust, and pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”), please find transmitted herewith for filing via the EDGAR system Post-Effective Amendment No. 2 under the 1933 Act, and Amendment No. 5 under the 1940 Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, together with all Exhibits thereto.

The purpose of the Amendment is to register a new class of shares of each fund of the Trust. Pursuant to Rule 485(a)(1), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective June 28, 2018.

If you have any questions or comments concerning the Amendment, please contact me at (610) 407-8348.

Very truly yours,

/s/ Jason B. Moore
Jason B. Moore Trustee

cc:	Brian Ferko (via email)

John O’Brien (via email)